UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549	SEC FILE NUMBER 000-26372
FORM 12b –25 Amendment No. 1 NOTIFICATION OF LATE FILING	CUSIP NUMBER 00547W208

Check One:

☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-CEN   ☐ Form N-CSR

For Period Ended: March 31, 2021

☐       Transition Report on Form 10-K

☐       Transition Report on Form 20-F

☐       Transition Report on Form 11-K

☐       Transition Report on Form 10-Q

☐       Transition Report on Form N-SAR

For the Transition Period Ended: __________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Adamis Pharmaceuticals Corporation

Full Name of Registrant

Former Name if Applicable

11682 El Camino Real, Suite 300

Address of Principal Executive Office (Street and Number)

San Diego, CA 92130

City, State and Zip Code

PART II -- RULES 12b - 25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b - 25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or a portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or a portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Amendment No. 1 to Form 12b-25 amends the Form 12b-25 filed by Adamis Pharmaceuticals Corporation (the “Registrant” or the “Company”) on May 17, 2021. The Company is unable to file its Quarterly Report on Form 10-Q for the three-month period ended March 31, 2021 (the “Form 10-Q”) within the prescribed time period because it requires additional time to complete the investigation and address the matters described below.

On May 11, 2021, each of the Company and its US Compounding Inc. subsidiary received a grand jury subpoena from the U.S. Attorney’s Office for the Southern District of New York issued in connection with a criminal investigation, requesting a broad range of documents and materials relating to, among other matters, certain veterinary products sold by the Company’s USC subsidiary, certain practices, agreements and arrangements relating to products sold by USC, including veterinary products, and certain regulatory and other matters relating to the Company and USC. The Audit Committee has engaged outside counsel to conduct an independent internal investigation to review these and other matters. The internal investigation is ongoing and the Company cannot predict its duration or outcome. The Company intends to cooperate fully with the U.S. Attorney’s Office. At this time, the Company is unable to determine what, if any, action the U.S. Attorney’s Office or other federal or state authorities may take, what, if any, remedial measures the U.S. Attorney’s Office may seek, and what, if any, impact the foregoing matters may have on USC’s and the Company’s previously reported financial results, financial results for the three months ended March 31, 2021 or future financial results. This matter may divert management’s attention, cause the Company to suffer reputational harm, require the Company to devote significant financial resources, subject the Company and its officers and directors to civil or criminal proceedings, and depending on the resolution of the matter, result in fines, penalties, equitable remedies, and affect the Company’s previously reported financial results, financial results for the three months ended March 31, 2021 or future financial results. The occurrence of any of these events could have a material adverse effect on the Company’s business, financial condition and results of operations.

Forward-Looking Statements

This filing contains a number of forward-looking statements. Words such as “expects,” “will,” “anticipates,” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to the duration or outcome of the internal investigation described above, subsequent actions by federal or state authorities or third parties regarding the matters described above, and the completion of matters necessary to permit the filing of the Form 10-Q for the period ended March 31, 2021. There can be no assurance that these forward-looking statements will be achieved, and actual results could differ materially from those suggested by such forward-looking statements. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Dennis J. Carlo	(858) 997-2400
(Name)	(Area Code and Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒Yes      ☐  No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes       ☐ No

The Company anticipates that the Form 10-Q will reflect a decrease in net revenue, an increase in the expense relating to change in fair value of warrants, and an increase in its net loss, for the three months ended March 31, 2021, compared to the comparable period of the prior year. For the reasons described above, the Company cannot reasonably estimate the anticipated change in results of operations from the corresponding period for the last fiscal year.

Adamis Pharmaceuticals Corporation

(Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 24, 2021

By:

/s/ Dennis J. Carlo

Dennis J. Carlo

Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).